UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2009
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
Commission File Number 1-9965
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KEITHLEY INSTRUMENTS, INC.
28775 AURORA ROAD
CLEVELAND, OHIO 44139

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST
AND PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2009 AND 2008

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4-14

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15

Exhibit 23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
of the Keithley Instruments, Inc.
Retirement Savings Trust and Plan
Cleveland, Ohio
We have audited the accompanying statements of net assets available for plan benefits for the Keithley Instruments, Inc. Retirement Savings Trust and Plan as of December 31, 2009 and 2008, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009, and the supplemental schedule of assets (held at end of year) as of December 31, 2009. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and supplemental schedule referred to above present fairly, in all material aspects, the net assets available for plan benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
/s/ SS&G Financial Services, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 25, 2010

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

Investments, at fair value (See Notes 3 and 4)	$46,108,447	$39,165,207
Participant loans	179,812	241,843

Total investments	46,288,259	39,407,050

Receivables:
Employer contribution	—	41,248
Participant contributions	106,750	159,624
Dividends and interest	19,501	23,142

Total receivables	126,251	224,014

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT FAIR VALUE	46,414,510	39,631,064

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(55,518)	386,608

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$46,358,992	$40,017,672

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009

Additions to net assets attributed to:

Investment income:
Net appreciation of investments	$8,352,291
Dividends and interest	1,435,138

Total investment income	9,787,429

Contributions:
Employer	—
Participants	2,106,435
Rollovers	200,772

Total contributions	2,307,207

12,094,636

Deductions from net assets attributed to:

Distributions to participants	(5,749,754)
Administrative expenses	(3,562)

Total deductions	(5,753,316)

Net increase	6,341,320

Net assets available for plan benefits at beginning of year	40,017,672

Net assets available for plan benefits at end of year	$46,358,992

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION:
The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation
The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the “Company”) that have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.
Administration
The Plan is administered by the Company (the “Administrator”). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company has the right to settle claims or debts and to defend any claims arising from the operation of the Plan. The Charles Schwab Trust Company (“Schwab”) is the trustee and acts as the custodian of the Plan.
Contributions
Participants may elect to contribute up to 25 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Internal Revenue Code. Effective January 1, 2010, employees may designate all or some of his or her pre-tax contributions as Roth Elective Deferrals, which are after-tax contributions to the Plan.
As of January 1, 2009, the Company suspended the base matching contribution which is typically equal to 25 percent on the first six percent contributed by the participant. Additionally, the Company may provide an additional discretionary supplemental match, based on the financial performance of the Company, of up to an additional 25 percent on the first six percent contributed by the participant. The Company elected to match zero and 25 percent of each dollar of pre-tax contributions up to six percent of participants’ compensation for 2009 and 2008, respectively. The Company’s Board of Directors has complete discretion to determine its matching contribution, if any, each year. In April 2010, the Company reinstated the Company match retroactive to January 1, 2010 in the amount of 25 percent on the first six percent contributed by the participant.
The Company may make additional supplemental profit sharing contributions to the Plan. All eligible U.S. employees, as defined, may receive these profit sharing contributions if they are actively employed as of December 31. No additional supplemental profit sharing contributions were made to the Plan during 2009 and 2008.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
Participant accounts
Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant’s contributions and earnings thereon (“Participant Account”) and the other account represents the employer’s contributions, made on behalf of the respective participant, and the earnings thereon (“Employer Account”). Forfeitures of terminated participants’ nonvested employer account balances are used to reduce future employer contributions.
Net assets available for Plan benefits of $13,449 and $13,927 were not allocated to participants’ accounts at December 31, 2009 and 2008, respectively, due to forfeitures during each Plan year. During fiscal 2009, $10,261 of accumulated forfeitures was used to offset employer contributions for 2008.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions begins at the conclusion of one year of service and vests ratably based on years of service. A participant is 100% vested after three years of credited service.
Payment of benefits
Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator, at its sole discretion, may direct distribution of all or a portion of a participant’s account, subject to certain restrictions.
Participant loans
In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator, in accordance with a uniform, nondiscriminatory policy, may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2009 and 2008 bear interest rates ranging from 5.25% to 10.25% per annum.
Termination provisions
The Company anticipates and believes that the Plan will continue; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.
During the year ended December 31, 2009, the Company substantially reduced its workforce due to the general downturn in the economy and the elimination of two of the Company’s product lines. In aggregate, the termination represented a partial termination of the Plan. As a result of this partial termination, all accumulated benefits of affected employees became fully vested upon the date at which the first reduction in workforce occurred.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The following is a summary of the significant accounting policies of the Plan as sponsored by the Company.
Basis of accounting
The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.
Benefit distributions
Distributions are recognized during the period in which they are paid to a Plan participant.
Investment valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
In accordance with Generally Accepted Accounting Principles (GAAP), the Plan has adopted Financial Accounting Standards Board provisions for the Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invested in investment contracts through the Schwab Stable Value Fund.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
As required by GAAP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common / collective trusts as well as the adjustment for the fully benefit — responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
Administrative expenses
Administrative expenses of the Plan are paid by the Company, except for Personal Choice Retirement Account fees and other specific fund expenses.
Risks and uncertainties
The Plan provides for various investment options through the use of mutual funds and personal choice brokerage accounts. Investment securities are exposed to various risks, such as interest rate and market fluctuations. Due to the level of risk associated with certain investment securities, as well as the level of uncertainty related to changes in the value of the investment securities, it is possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
NOTE 3 — FAIR VALUE MEASUREMENTS:
GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobserved inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:
Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurements.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the net asset value of shares held by the Plan at year-end.
Common/collective trust: Valued at net asset value of units held by the Plan at year-end.
Personal Choice Retirement Accounts: Included within the Personal Choice Retirement Account are cash and cash equivalents, common stocks, mutual funds, and unit investment trusts. Common stocks, mutual funds, and unit investment trusts are valued at the closing price reported on the active market on which the individual investments are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$10,729,817	$—	$—	$10,729,817
Growth funds	10,518,888	—	—	10,518,888
Fixed income funds	4,536,769	—	—	4,536,769
Sector/specialty mutual funds	2,852,946	—	—	2,852,946
Value mutual funds	2,316,160			2,316,160

Total mutual funds	30,954,580	—	—	30,954,580
Common collective trusts
Target/life cycle funds	—	3,713,798	—	3,713,798
Stable value fund	—	8,101,555	—	8,101,555

Total common collective trusts	—	11,815,353	—	11,815,353
Personal Choice Retirement Accounts (PCRA):
Common Stocks	1,543,548	—	—	1,543,548
Mutual Funds	641,831	—	—	641,831
Unit Investment Trusts	143,159	—	—	143,159
Cash Equivalents	1,009,976	—	—	1,009,976

Total PCRA	3,338,514	—	—	3,338,514

Participant loans	—	—	179,812	179,812

Balance at December 31, 2009	$34,293,094	$11,815,353	$179,812	$46,288,259

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Level 1	Level 2	Level 3	Total

Mutual funds
Index funds	$9,427,484	$—	$—	$9,427,484
Growth funds	8,130,132	—	—	8,130,132
Fixed income funds	3,814,836	—	—	3,814,836
Sector/specialty mutual funds	2,185,890	—	—	2,185,890
Value mutual funds	1,515,019	—	—	1,515,019

Total mutual funds	25,073,361	—	—	25,073,361
Common collective trusts
Target/life cycle funds	—	3,417,689	—	3,417,689
Stable value fund	—	7,963,465	—	7,963,465

Total common collective trusts	—	11,381,154	—	11,381,154
Personal Choice Retirement Accounts (PCRA):
Common Stocks	653,906	—	—	653,906
Mutual Funds	635,221	—	—	635,221
Unit Investment Trusts	61,999	—	—	61,999
Cash Equivalents	1,359,566	—	—	1,359,566

Total PCRA	2,710,692	—	—	2,710,692

Participant loans	—	—	241,843	241,843

Balance at December 31, 2008	$27,784,053	$11,381,154	$241,843	$39,407,050

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Fair Value Measurements
Using Significant
Unobservable Inputs (Level 3)
Participant Loans

Balance, beginning of year	$241,843

Purchases, sales, issuances, settlements, net	(62,031)

Balance, end of year	$179,812

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 4 — INVESTMENTS:
The mix of funds available to participants for investment purposes allows for ease in participant selections and provides for appropriate diversification. A total of 19 funds are available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Additionally, participants may choose to invest in any stock listed on a major U.S. exchange, mutual funds, bonds and other fixed-income investments, and money market funds through the use of a Personal Choice Retirement Account.
The following table presents the fair value of the individual investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2009	2008

Allianz RCM Global Technology	$2,110,097	$1,523,638
Dreyfus Midcap Index Fund	2,487,059	1,979,555
EuroPacific Growth R3	3,962,269	3,046,494
Marsico Focus Fund	4,211,242	3,423,652
PIMCO Total Return Fund Class D	3,292,724	3,030,794
Schwab Managed Retirement 2020	2,240,709	2,051,588
Schwab S&P 500 Fund	5,689,084	4,917,825
Schwab Stable Value Fund	8,101,555	7,963,465
T. Rowe Price New Horizons Fund	2,345,377	1,659,986
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,352,291.

Registered Investment Companies	$7,294,882
Common/Collective Trusts	1,057,409

$8,352,291

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 5 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
As discussed in the valuation of investment section of Note 2, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Form 5500 reports at fair value.
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008

Net assets available for plan benefits per the financial statements	$46,358,992	$40,017,672
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	55,518	(386,608)

Net assets per the Form 5500	$46,414,510	$39,631,064

The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500:

Year Ended
December 31,
2009

Increase in net assets per the financial statements	$6,341,320

Adjustment from contract value to fair value for fully benefit — responsive investment contracts	442,126

Increase in net assets per the Form 5500	$6,783,446

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 6 — FEDERAL INCOME TAX STATUS:
On November 21, 2008, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS:
At December 31, 2009 and 2008, the Plan held shares of mutual funds managed by an affiliate of The Charles Schwab Trust Company, Trustee to the Plan. In addition, at December 31, 2009 and 2008, the Plan held 98,239 and 58,116 shares of Keithley Instruments, Inc. Common Stock, valued at $456,810 and $212,124, respectively. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

Schedule I
KEITHLEY INSTRUMENTS, INC.
EIN # 34-0794417
PLAN NUMBER 003
RETIREMENT SAVINGS TRUST AND PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

		(c)
		Description of investment
	(b)	including maturity date,
	Identity of issue, borrower, lessor, or	rates of interest, collateral,	(e)
(a)	similar party	par, or maturity value	Current value
	Mutual Funds:
	Allianz RCM Global Technology	Registered Investment Co.	$2,110,097
	Cohen & Steers Realty Shares	Registered Investment Co.	742,849
	Dreyfus Midcap Index Fund	Registered Investment Co.	2,487,059
	Eaton Vance Income Fund	Registered Investment Co.	1,244,045
	EuroPacific Growth R3	Registered Investment Co.	3,962,269
	Heartland Value Fund	Registered Investment Co.	673,677
	Marsico Focus Fund	Registered Investment Co.	4,211,242
	PIMCO Total Return Fund Class D	Registered Investment Co.	3,292,724
*	Schwab Managed Retirement 2010	Common/Collective Trust	171,216
*	Schwab Managed Retirement 2020	Common/Collective Trust	2,240,709
*	Schwab Managed Retirement 2030	Common/Collective Trust	734,603
*	Schwab Managed Retirement 2040	Common/Collective Trust	536,068
*	Schwab Managed Retirement	Common/Collective Trust	31,202
*	Schwab S&P 500 Fund	Registered Investment Co.	5,689,084
*	Schwab Stable Value Fund	Common/Collective Trust	8,101,555
*	Schwab Total Stock Market Index Fund	Registered Investment Co.	768,550
	T. Rowe Price New Horizons Fund	Registered Investment Co.	2,345,377
	Van Kampen Comstock Fund Class A	Registered Investment Co.	1,642,483
	Vanguard Small Cap Index Fund	Registered Investment Co.	1,785,124

	Total Mutual Funds		42,769,933

	Personal Choice Retirement Accounts:
*	Keithley Instruments, Inc.		456,810
	Other Participant Directed Investments		2,881,704

	Total Personal Choice Retirement Accounts		3,338,514

*	Participant Loans	5.25% to 10.25%	179,812

	Total Investments		$46,288,259

(*)	Denotes an allowable party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC. RETIREMENT SAVINGS TRUST AND PLAN (Name of Plan)
Date: June 25, 2010	/s/ Mark J. Plush
Mark J. Plush
Senior Vice President and Chief Financial Officer Keithley Instruments, Inc., Plan Administrator